October 29, 2024

Brian Capo
Chief Accounting Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

       Re: Live Nation Entertainment, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-32601
Dear Brian Capo:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Critical Accounting Policies and Estimates
Goodwill, page 45

1. We note your disclosure that one of your reporting units was assessed under the quantitative analysis. Please provide information for investors to assess the probability of future goodwill impairment charges related to this reporting unit. If the reporting unit is at risk of failing, you should disclose:
           the percentage by which fair value exceeded carrying value at the date of the most recent test;
           a discussion of the degree of uncertainty associated with the assumptions; and
           a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       Please refer to Item 303(b)(3) of Regulation S-K.
 October 29, 2024
Page 2
Notes to Consolidated Financial Statements
Note 12 - Segments and Revenue Recognition, page 84

2. In addition to revenues earned from services, we note you also earn revenue from products like merchandise and concessions and from the rental of your owned and operated venues. Please explain your consideration of Rule 5-03(b) of Regulation S-X requiring separate presentation of revenue and costs of revenue from services, products and rentals; ASC 606-10-50-4(a) requiring revenue to be disclosed separately from other sources of revenue (e.g. rental income under ASC
842); ASC-
       606-10-50-5 and 606-10-55-89 through 55-91 requiring disclosure of disaggregated revenue recognized from contracts with customers into categories that
       depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors; and ASC 280-10-50-40 requiring separate presentation of revenues from external customers for each product and service or each group of similar products and services.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services